CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices, future product sales; future production capacities and volumes; the markets for our products; expenses and costs; contributions and cash requirements to and from joint venture operations; research, technology and product development activities, including future product performance, attributes, and launches and product cost reduction plans; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to hydrogen and fuel cell market development; certain factors and assumptions relating to our existing customer and partner relationships; the generation of new sales; producing, delivering, and selling the expected product and service volumes at the expected prices and costs; and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks, including changes in economic growth, rates of investment, inflation, interest rates or currency fluctuations in our key markets, including magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; geopolitical risk or an escalation of trade tensions such as those between the U.S. and China and the U.S. and Canada; the rate of commercial adoption of our markets, products or related ecosystem, including the availability and cost of hydrogen; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; changes in our customers’ requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies, credits, incentives or penalties associated with the adoption of clean energy products, including zero or low emission vehicles, hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; changes in U.S. tax laws and tax status related to the Inflation Reduction Act; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 12, 2025

Section	Description
1.Introduction	1.1 Preparation of the MD&A 1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. Select Annual Financial Information and 2025 Business Outlook	3.1 Select Annual Financial Information 3.2 2024 Performance Compared to 2024 Business Outlook 3.3 2025 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate 4.2 Europe 4.3 North America 4.4 China and Rest of World
5. Results of Operations
5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended December 31, 2024
5.3 Summary of Key Financial Metrics –
Year ended December 31, 2024
5.4 Operating Expenses and Other Items –
Three months and year ended December 31, 2024
5.5 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
6.1 Summary of Cash Flows
6.2 Cash Provided by (Used by) Operating Activities
6.3 Cash Provided by (Used by) Investing Activities
6.4 Cash Provided by (Used by) Financing Activities
6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of March 12, 2025 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.
1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.
As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2024, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.
Internal control over financial reporting
The CEO and CFO, together with certain other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.
Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2024.
KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024.
Changes in internal control over financial reporting
During the year ended December 31, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.
A summary of our identified risks and uncertainties are as follows:
•We may not be able to successfully execute our business plan.
•Commercial adoption of hydrogen in mobility and stationary power applications, including delays in hydrogen adoption and negative market sentiment are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers and our ability to raise capital.
•We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
•Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
•We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early-stage market activities related to fuel cell bus, truck, rail, marine and stationary applications.

•We are dependent on third party suppliers for the supply of key materials and components for our products and services and may be subject to supply chain disruption.
•We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.
•In China, a significant amount of operations are conducted by a joint venture that we do not control. In addition, we provide certain technology solutions services to that joint venture.
•We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
•We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, and risks related to trade tariffs.
•Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.
•Public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances (“PFAS”) used in our products, could hurt the market for our products and services.
•Adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel is beyond our control.
•Geopolitical events are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers.
•We currently face inflationary pressures, including relating to supply of materials and labour.
•We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
•We could be adversely affected by risks associated with capital investments and new business processes.
•Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
•We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
•We could lose or fail to attract the personnel necessary to operate our business.
•Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
•A mass market for our products may never develop or may take longer to develop than we anticipate.
•We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
•We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.

•Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
•Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
•Additional issuance of securities by Ballard may dilute existing securityholders, reduce some or all of Ballard’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Ballard securities or impede Ballard’s ability to raise future capital.
•Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
•Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
•Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
•We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•Ballard believes that it was a “passive foreign investment company” (“PFIC”) for our most recently completed tax year, which may have adverse U.S. federal income tax consequences for U.S. Holders.
•Emerging diseases may adversely affect our operations (including our joint venture in China), our suppliers, our customers and/or partners.
•We could be adversely affected by risks associated with mergers and acquisitions.
•Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact Ballard and the value of common shares.
2. CORE BUSINESS AND STRATEGY
2.1 Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.
Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales, quality, supply chain, and after-sales service office in Guangzhou, Guangdong Province, China.
We have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s liquid cooled fuel cell stack (“LCS”) and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
We also have certain non-controlling and non-equity accounted investments including: (i) a 7.3% equity interest in Forsee Power SA (“Forsee Power”), a French public company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport; (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. (“Wisdom”), a Cayman Island private holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles; and (iii) a 3% equity interest in Quantron AG (“Quantron”), a private German electric vehicle integrator and specialty OEM to accelerate fuel cell truck adoption that is in insolvency proceedings.
We have also invested in three hydrogen infrastructure, decarbonization and/or growth equity funds: (i) a 12.4% interest in HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; (ii) a 1.5% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France; and (iii) a 2% interest in Templewater Decarbonization I, L.P. (“Templewater”), a limited partnership registered in Cayman Islands.
2.2 Strategic Focus and Context
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.
We typically select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where vehicles typically return to a depot for centralized refueling and don’t require a distributed refueling network. Our current target markets include certain medium- and heavy-duty mobility applications, such as bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.
We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current key target markets are the geographic regions of Europe, North America, and China.
While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will significantly expand and strengthen our long-term business prospects. We believe this model approach will increase volume scaling in our operations, enable lower product and production costs for the benefit of all markets, improve our competitive positioning and market share, enable diversified revenue streams and profit pools, and enhance our returns on investments in our technology, product development, and manufacturing.
There has been a material change in the outlook and sentiment for the hydrogen and fuel cell industry over the past five years. Policies, market outlook and investor sentiment were favorable and supportive in 2020 and 2021, resulting in many companies planning investments in the hydrogen and fuel cell industry. However, over the past few years, there have been significant changes in the industry context resulting from a variety of factors, including: an uncertain macroeconomic outlook; a dynamic geopolitical environment; prolonged policy uncertainty in the U.S., Europe and China; uncertain election cycles in key countries; rising interest rates, inflation and material costs; and various funding challenges. These changes have adversely impacted and delayed hydrogen projects across key global markets. We believe there is a multi-year push-out of the hydrogen and fuel cell industry, including hydrogen project development, the availability of low-cost hydrogen, the availability of hydrogen refueling infrastructure, and the commercial adoption of PEM fuel cell applications.
In addition, over the past few years, there has been a negative change in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons. In the hydrogen and fuel cell industry, many companies have been struggling with compressed valuations, liquidity issues, and restricted access to capital.
These factors have led to a rationalization across the hydrogen and fuel cell industry, starting in 2023. This rationalization has included numerous corporate restructurings, failures and insolvencies across the industry value chain. For example, in 2024, many hydrogen and fuel cell companies throughout the value chain took restructuring actions to reduce their corporate costs and cash burn rate.
At Ballard, we also implemented certain restructuring activities in 2023 and 2024 to moderate our investment intensity and pacing to better align with delayed market adoption.

In 2023, we implemented a modest headcount reduction, rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including Ballard Motive Solutions in the U.K. We also suspended a proposed $130 million investment for the localization of a new MEA production facility in China.
In 2024, we observed further indicators of slowing hydrogen and fuel cell policy implementation and market adoption. We also noted a material weakening of the financial position of certain customers, increasing the risk regarding the ability of certain customers to continue with their product development programs and commercialization plans, in turn placing more risk on our sales order book and sales pipeline, as well as on certain of our development programs, trade receivables and inventory investments. We also observed a continued deterioration in the financing environment for certain customers and partners.
As this context represents a significant headwind to our corporate growth plan, we initiated a global corporate restructuring in September 2024 to moderate our investment intensity and pacing to better align with delayed market adoption. We expect our restructuring to reduce total annualized operating costs by more than 30%, with a substantial part of the anticipated reduction in annualized operating costs expected to be realized in 2025. Our restructuring included a sizeable workforce reduction, rationalization and consolidation of certain global operations and facilities, and a reduction in certain planned capital expenditures.
Given continued uncertainties in hydrogen and fuel cell policies, including the impact on hydrogen policies of the recent U.S. federal elections, and the uncertainties relating to the adoption rate and timing for PEM fuel cells in heavy mobility applications, the business case for production capacity expansion investments in the foreseeable future is extremely challenged. Accordingly, we have also repositioned our previously planned Texas gigafactory expansion program, where we expect to defer our final investment decision to 2026 pending market adoption and demand indicators.
With continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV, and as part of our global restructuring, we also reduced our corporate cost structure in China and initiated a strategic review of the Weichai Ballard JV. After conducting our strategic review, we have decided not to make any additional significant investments in China, including in the Weichai Ballard JV, for the foreseeable future.
As we look to our long-term strategic plan and cascading capital allocation, we continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing select heavy mobility and stationary power applications. We believe there are certain use cases where customers will be attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero tailpipe emissions.
However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation in 2025. We will continue to closely monitor various factors and circumstances that may impact the commercial adoption of our markets and products, including factors related to macroeconomic conditions and outlook, geopolitical context, climate change policies, hydrogen and fuel cell industry growth, capital markets, supply chain development, and customer conditions. We will continue to review our investment plans and cost structure based on these factors. We will also remain focused on our customers and our controllables, including our development of next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.

3. SELECT ANNUAL FINANCIAL INFORMATION AND 2025 BUSINESS OUTLOOK
3.1 Select Annual Financial Information

Results of Operations	Year ended,
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)	2024	2023	2022

Revenues	$ 69,731	$ 102,368	$ 81,860
Gross margin	$ (21,982)	$ (21,831)	$ (13,308)
Gross margin %	(32%)	(21%)	(16%)
Total Operating Expenses	$ 161,318	$ 141,073	$ 132,020
Cash Operating Costs (1)	$ 115,931	$ 119,327	$ 111,992
Adjusted EBITDA (1)	$ (168,133)	$ (150,088)	$ (132,635)
Net loss from continuing operations	$ (323,530)	$ (144,210)	$ (160,371)
Net loss from continuing operations per share	$ (1.08)	$ (0.48)	$ (0.54)
Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2024	2023	2022
Total assets	$ 777,307	$ 1,077,542	$ 1,247,077
Total non-current liabilities	$ 28,731	$ 15,740	$ 14,998
Cash, cash equivalents and short-term investments	$ 606,052	$ 753,243	$ 915,741
1)    Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.
3.2 2024 Performance compared to 2024 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific revenue or net income (loss) guidance for 2024 although we did provide certain quantitative and qualitative outlook expectations for 2024. Revenue in 2024 was modestly back-half weighted and indexed to our fourth quarter. Our 2024 outlook also included:
•Total Operating Expenses: 2024 outlook range of $145 million to $165 million – Total Operating Expenses (excluding discontinued operations) in fiscal 2024 of $161.3 million were at the high end of our outlook range of between $145 million and $165 million. Excluding restructuring and related expenses of $17.0 million, Total Operating Expenses would have been $144.3 million.

•Capital Expenditures: 2024 outlook range of $25 million to $40 million – Total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) in fiscal 2024 of $27.6 million were at the low-end of our outlook range of between $25 million and $40 million.
3.3    2025 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2025. We expect revenue in 2025 to be back-half weighted. Our 2025 outlook includes:
•Total Operating Expenses: 2025 outlook range of $100 million to $120 million – We expect total Operating Expenses (excluding discontinued operations) for fiscal 2025 to be between $100 million and $120 million (compared to $161.3 million in fiscal 2024) as we continue to invest in our business, including investments in research, technology development, continuation engineering, product development, product cost reduction, advanced manufacturing, sales, marketing and customer experience.
•Capital Expenditures: 2025 outlook range of $15 million to $25 million – We expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2025 to be between $15 million and $25 million (compared to $27.6 million in fiscal 2024) as we continue to optimize our manufacturing capacity in support of reducing product costs, and continue with our ongoing planned investments in testing, advanced manufacturing, and production.
Our expectations for 2025 are in part supported by our 12-month Order Book of approximately $98.9 million which is derived from our Order Backlog of approximately $173.5 million as of December 31, 2024. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments. Our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.
Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first two months of 2025; sales orders received for units and services expected to be delivered in the remainder of 2025; risk adjustments to our sales orderbook and sales pipeline; purchase and cost commitments currently in existence for fiscal 2025; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2025; an estimate of purchase and cost commitments to be generated for the balance of 2025; and assumes an average U.S. dollar exchange rate in the low-to-mid $0.70’s in relation to the Canadian dollar for 2025.
The primary risk factors to our business expectations for 2025 are customer, production, or program delays or cancellations in delivering against existing orders, and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade, tariff, and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business, including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of product customers and certain of those customer’s internal development and commercialization plans and financial liquidity; disruptions as a result of our reliance on a limited number of technology service customers, including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions as a result of delays in achieving technology solutions program milestones or receiving payment for such programs; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.
In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.
Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, tariffs, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company’s revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.

4.RECENT DEVELOPMENTS (Including Contractual Updates)
4.1     Corporate
Ballard announces restructuring to lower total operating expenses by more than 30% to align with delayed market adoption, while maintaining long-term competitiveness and balance sheet strength
On September 12, 2024, we announced a global corporate restructuring to reduce corporate spending and to maintain balance sheet strength amid a slowdown in hydrogen infrastructure development and delayed fuel cell adoption. Our restructuring measures impacted our global operations, and are expected to yield anticipated annualized total operating expense savings in excess of 30%, with a substantial part of the annualized savings being realized in 2025.
The reduction measures included a reduction in workforce, a rationalization of product development programs, operational consolidation, and reduction in capital expenditures. Cost reduction measures are not expected to impact product delivery and program execution required to fulfill customer commitments.
4.2     Europe
Ballard announces multiple orders totaling over 6 MW of fuel cell engines for European bus market
On December 20, 2025, we announced orders from two bus manufacturers to supply over 90 fuel cell engines, representing approximately 6.4 MW of total rated power, for the European and UK city bus market.
4.3     North America
Ballard to Supply 8 MW of Fuel Cell Engines to Stadler for Californian Passenger Rail
On December 9, 2025, we announced the signing of a multi-year supply agreement with Stadler US (“Stadler”) to supply 8 megawatts of FCmove®-HD+ fuel cell engines to power trains for the California Department of Transportation (Caltrans). The supply of the FCmove®-HD+ engines are expected to be integrated into Stadler’s line of zero-emission passenger trains, the FLIRT H2.
The order builds on over three years of joint collaboration, including the successful integration of Ballard fuel cell engines into the FLIRT H2, which became the first Federal Railroad Administration (FRA) compliant hydrogen fuel cell powered passenger train demonstrated in the United States. The order supports Caltrans’ purchase of 10 FLIRT H2 trains, with an option for an additional 19 trains, to strengthen the state’s zero-emission passenger rail capabilities.
CPKC places follow-on order for approximately 20 MW of Ballard fuel cell engines for North American locomotives
On December 5, 2025, we announced the signing of a new Long Term Supply Agreement (“LTSA”) with Canadian Pacific Kansas City (“CPKC”), including the initial supply of 98 fuel cell engines for use in the North American freight rail market. Each engine has a nameplate of 200 kW, totaling approximately 20 MW of fuel cell power. Deliveries of all 98 engines are expected in 2025.
The LTSA builds on an existing partnership between Ballard and CPKC, which started in 2021, and has included delivery of approximately 10 MW of fuel cell engines to date and the successful integration of Ballard fuel cell engines into hydrogen-powered locomotives for regular switching and freight service applications in Alberta, Canada. The fuel cell engines purchased from Ballard are expected to support the expansion of CPKC’s hydrogen locomotive program.
Prototype diesel freight locomotives retrofitted with hydrogen fuel cells, hydrogen storage and battery packs have undergone various testing at CPKC since 2022. CPKC currently has three hydrogen locomotives in operation.
Ballard announces purchase order to supply 200 fuel cell engines to New Flyer
On November 4, 2024, we announced a purchase order to supply 200 fuel cell engines to New Flyer, a subsidiary of NFI Group Inc., a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe.
The order of 200 fuel cell engines, representing a total of approximately 20 MW of power, is the second purchase order under the long-term supply agreement announced in January 2024, and double the first purchase order of 100 engines under this agreement. Delivery of the 200 engines is planned for 2025 and are expected to power New Flyer’s next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the U.S., including California, Washington, Arizona, Nevada, and New York.
4.4     China and Rest of World
Ballard announces fuel cell engine order totaling approximately 5 MW for bus market
On March 4, 2025, we announced a multi-year supply agreement from Manufacturing Commercial Vehicles (‘MCV’), a leading commercial vehicle manufacturer based in Egypt, for fuel cell engines totaling approximately 5 MW.
The supply agreement for 50 FCmove®-HD+ engines, and initial order of 35 units, represents the continued growth of the relationship with MCV which started in 2022 with fuel cell engine integration support and the first fuel cell engine order placed in 2023. Deliveries of the 50 engines are expected between 2025 and 2026 and will initially support projects in the EU.
Today, Ballard powers more than 1,800 fuel cell buses worldwide, which have collectively logged over 200 million miles of operational service. Ballard’s fuel cell engines have demonstrated a 99% availability rate and zero reported safety incidents and offer an alternative to diesel engines without compromising on routes, capacity, availability, or refueling times.
Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.
On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:
•Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.4% interest in Ballard.
Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.
•China Joint Venture and Technology Transfer Agreement – Weichai and Ballard established a joint venture company in Shandong Province in 2018 to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.
Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard’s LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($nil million in the fiscal 2024; $2.3 million in the fourth quarter of 2023; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During 2018, we received an initial $9.0 million program prepayment from Weichai Ballard JV with additional amounts to be paid as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.

•Fuel Cell Sales – In 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($nil million in the fourth quarter of 2024; $0.1 million in the fiscal 2024; $1.5 million in the fourth quarter of 2023; $2.1 million in fiscal 2023) is recorded as product revenue in our Heavy-Duty Mobility Truck market. As of December 31, 2024, an additional $5.0 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.
The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market. The Weichai Ballard JV is expected to have annual production capacity of 40,000 fuel cell stacks and 20,000 engines.
As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV to date, we have initiated a strategic review of our China strategy with consideration of all strategic options, including related to the Weichai Ballard JV and our relationship with it.
5.     RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.
During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of loss and comprehensive income (loss) as loss from discontinued operations.

5.2     Summary of Key Financial Metrics – Three Months Ended December 31, 2024
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)		Three months ended December 31,
	2024	2023	$ Change	% Change
Heavy-Duty Mobility	$16,818	$29,004	$(12,186)	(42%)
Bus	13,085	11,978	1,107	9%
Truck	598	5,991	(5,393)	(90%)
Rail	1,089	7,039	(5,950)	(85%)
Marine	2,046	3,996	(1,950)	(49%)
Stationary	6,934	12,805	(5,871)	(46%)
Emerging and Other	768	4,942	(4,174)	(84%)
Revenues	$24,520	$46,751	$(22,231)	(48%)

Europe	$16,669	$24,907	$(8,238)	(33%)
North America	7,123	15,106	(7,983)	(53%)
China	69	5,496	(5,427)	(99%)
Rest of World	659	1,242	(583)	(47%)
Revenues	24,520	46,751	(22,231)	(48%)
Cost of goods sold	27,747	56,918	(29,171)	(51%)
Gross Margin	$(3,227)	$(10,167)	$6,940	68%
Gross Margin %	(13%)	(22%)	n/a	9 pts
Fuel Cell Products and Services Revenues of $24.5 million for the fourth quarter of 2024 decreased (48%), or ($22.2) million, compared to the fourth quarter of 2023. The (48%) decrease was driven by lower Heavy-Duty Mobility market, Stationary, and Emerging and Other revenues. Revenue declined in all regions including Europe, North America, China and Rest of World.
Heavy-Duty Mobility revenues of $16.8 million in the fourth quarter of 2024 decreased ($12.2) million, or (42%), due to lower sales of rail, truck and marine fuel cell products, partially offset by higher sales in the bus sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $16.8 million in the fourth quarter of 2024 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $0.1 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $16.7 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™ fuel cell modules and related components for their respective bus, truck, rail and marine programs.
Heavy-Duty Mobility revenues of $29.0 million in the fourth quarter of 2023 includes service revenues of $2.3 million earned on the Weichai Ballard JV technology transfer program; $2.3 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $24.4 million from a variety of customers in Europe, North America, China, and the rest of the world.
Stationary revenues of $6.9 million in the fourth quarter of 2024 decreased ($5.9) million, or (46%), due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $0.8 million decreased ($4.2) million, or (84%), due primarily to lower sales of fuel cell modules for mining and off-road applications and lower fuel cell stack shipments for material handling applications.
Fuel Cell Products and Services gross margins were ($3.2) million, or (13%) of revenues, for the fourth quarter of 2024, compared to ($10.2) million, or (22%) of revenues, for the fourth quarter of 2023. The negative gross margin in the fourth quarter of 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, higher fixed overhead costs due to cost structure, and increases in product component supply costs.
Gross margin in the fourth quarter of 2024 was also positively impacted by net warranty adjustments of $2.1 million due to better than expected performance; and negatively impacted by inventory impairment adjustments and net increases in onerous contract provisions of ($1.3) million. Gross margin in the fourth quarter of 2023 was negatively impacted by inventory impairment adjustments and onerous contract provisions of ($10.7) million; and positively impacted by net warranty adjustments of $0.3 million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change	% Change
Research and Product Development	$ 19,909	$ 24,459	$ (4,550)	(19%)
General and Administrative	6,275	5,042	1,233	24%
Sales and Marketing	3,066	3,716	(650)	(17%)
Operating Expenses	$ 29,250	$ 33,217	$ (3,967)	(12%)

Research and Product Development (cash operating cost)	$ 19,426	$ 21,337	$ (1,911)	(9%)
General and Administrative (cash operating cost)	4,615	4,233	382	9%
Sales and Marketing (cash operating cost)	3,152	3,380	(228)	(7%)
Cash Operating Costs	$ 27,193	$ 28,950	$ (1,757)	(6%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for the fourth quarter of 2024 were $29.2 million, a decrease of ($4.0) million, or (12%), compared to the fourth quarter of 2023. The (12%) decrease was driven by lower research and product development expenses of ($4.6) million and lower sales and marketing expenses of ($0.7) million, partially offset by higher general and administrative expenses of $1.2 million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2024 were $27.2 million, a decrease of ($1.8) million, or (6%), compared to the fourth quarter of 2023. The (6%) decrease was driven by lower research and product development cash operating costs of ($1.9) million and lower sales and marketing cash operating costs of ($0.2) million, partially offset by higher general and administrative cash operating costs of $0.4 million.
The ($1.8) million, or (6%), decrease in cash operating costs in the fourth quarter of 2024 was driven primarily by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2024 as we continue to incur significant expenditures on technology and product development initiatives including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change	% Change
Adjusted EBITDA	$ (36,004)	$ (44,083)	$ 8,079	18%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2024 was ($36.0) million, compared to ($44.1) million for the fourth quarter of 2023. The decrease in Adjusted EBITDA loss of $8.1 million was driven primarily by the decrease in gross margin loss of $6.9 million, lower Cash Operating Costs of $1.8 million, and lower equity in loss of investment in joint venture and associates of $1.8 million attributed to the operations of Weichai Ballard JV. These improvements were partially offset by increased impairment losses on trade receivables of ($1.8) million and higher restructuring and related expenses of ($0.4) million.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change	% Change
Net loss from Continuing Operations	$ (46,471)	$ (48,889)	$ 2,418	5%
Net loss from continuing operations for the fourth quarter of 2024 was ($46.5) million, or ($0.16) per share, compared to a net loss from continuing operations of ($48.9) million, or ($0.16) per share, in the fourth quarter of 2023. The $2.4 million decrease in net loss in the fourth quarter of 2024 was driven primarily by the decrease in Adjusted EBITDA loss of $8.1 million, lower depreciation and amortization expense of $2.5 million, and lower stock-based compensation expense of $1.5 million. These improvements were partially offset by increased impairment charges on property, plant and equipment and intangible assets of ($3.9) million, lower finance and other income of ($4.0) million, and increased losses on forward foreign exchange contracts of ($1.5) million.

In addition, operating margins, and costs in the fourth quarter of 2024 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the fourth quarter of 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (3%), or (200) basis points, lower in the fourth quarter of 2024 as compared to the fourth quarter of 2023, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $0.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.
Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change	% Change
Revenues	$—	$323	$ (323)	(100%)
Cost of goods sold	—	108	(108)	(100%)
Gross margin	—	215	(215)	(100%)
Operating expenses	—	(2,699)	2,699	100%
Finance and other income (loss)	—	125	(125)	(100%)
Net loss from discontinued operations	$—	$(2,359)	$ 2,359	100%
Net loss from discontinued operations for the fourth quarter of 2024 was $nil million, or $nil per share, compared to ($2.4) million, or ($0.01) per share, for the fourth quarter of 2024. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.3     Summary of Key Financial Metrics – Year Ended December 31, 2024
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Heavy-Duty Mobility	$53,390	$66,657	$(13,267)	(20%)
Bus	44,163	29,265	14,898	51%
Truck	3,714	10,961	(7,247)	(66%)
Rail	2,647	19,100	(16,453)	(86%)
Marine	2,866	7,331	(4,465)	(61%)
Stationary	12,757	21,707	(8,950)	(41%)
Emerging and Other	3,584	14,004	(10,420)	(74%)
Revenues	$69,731	$102,368	$(32,637)	(32%)

Europe	$47,153	$48,958	$(1,805)	(4%)
North America	17,997	37,736	(19,739)	(52%)
China	2,631	11,980	(9,349)	(78%)
Rest of World	1,950	3,694	(1,744)	(47%)
Revenues	69,731	102,368	(32,637)	(32%)
Cost of goods sold	91,713	124,199	(32,486)	(26%)
Gross Margin	$(21,982)	$(21,831)	$(151)	(-%)
Gross Margin %	(32%)	(21%)	n/a	(11 pts)
Fuel Cell Products and Services Revenues of $69.7 million for 2024 decreased (32%), or ($32.6) million, compared to 2023. The (32%) decrease was driven by lower Heavy-Duty Mobility, Emerging and Other, and Stationary market revenues. Revenue declined in all regions including North America, China, Rest of World, and Europe.
Heavy-Duty Mobility revenues of $53.4 million in 2024 decreased ($13.3) million, or (20%), due to lower sales of rail, truck and marine fuel cell products, partially offset by higher sales in the bus sub-market. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $53.4 million in 2024 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $2.5 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $50.9 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™fuel cell modules and related components for their respective bus, truck, rail and marine programs.
Heavy-Duty Mobility revenues of $66.7 million in 2023 includes service revenue of $4.9 million earned on the Weichai Ballard JV technology transfer program; $3.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $1.7 million of product and service revenues from Synergy Ballard JVCo; and $56.9 million from a variety of customers in Europe, North America, China, and the rest of the world.

Stationary revenues of $12.8 million in 2024 decreased ($9.0) million, or (41%), due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $3.6 million in 2024 decreased ($10.4) million, or (74%), due primarily to lower fuel cell stack shipments for material handling applications and lower sales of fuel cell modules primarily for mining and off-road applications.
Fuel Cell Products and Services gross margins were ($22.0) million, or (32%) of revenues, for 2024, compared to ($21.8) million, or (21%) of revenues, for 2023. The negative gross margin in 2024 was driven primarily by the impacts of revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, higher fixed overhead costs due to cost structure, and increases in product component supply costs.
Gross margin in 2024 was also negatively impacted by inventory impairment adjustments and net increases in onerous contract provisions of ($5.7) million; and positively impacted by net warranty adjustments of $4.0 million due to better than expected performance. Gross margin in 2023 was negatively impacted by net increases in inventory impairment and onerous contract provisions of ($15.0) million; and negatively impacted by net warranty adjustments of ($0.3 million).
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Research and Product Development	$ 94,494	$ 98,306	$ (3,812)	(4%)
General and Administrative	23,516	23,874	(358)	(1%)
Sales and Marketing	13,502	15,110	(1,608)	(11%)
Operating Expenses	$ 131,512	$ 137,290	$ (5,778)	(4%)

Research and Product Development (cash operating cost)	$ 84,590	$ 86,248	$ (1,658)	(2%)
General and Administrative (cash operating cost)	18,617	19,513	(896)	(5%)
Sales and Marketing (cash operating cost)	12,724	13,566	(842)	(6%)
Cash Operating Costs	$ 115,931	$ 119,327	$ (3,396)	(3%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for 2024 were $131.5 million, a decrease of ($5.8) million, or (4%), compared to 2023. The (4%) decrease was driven by lower research and product development expenses of ($3.8) million, lower sales and marketing expenses of ($1.6) million, and lower general and administrative expenses of ($0.4) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2024 were $115.9 million, a decrease of ($3.4) million, or (3%), compared to 2023. The (3%) decrease was driven by lower research and product development expenses of ($1.7) million, lower general and administrative expenses of ($0.9) million, and lower sales and marketing expenses of ($0.8) million.
The ($3.4) million, or (3%), decrease in cash operating costs in 2024 was driven primarily by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2024 as we continue to incur significant expenditures on technology and product development initiatives including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.
Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Adjusted EBITDA	$ (168,133)	$ (150,088)	$ (18,045)	(12%)
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2024 was ($168.1) million, compared to ($150.1) million for 2023. The increase in Adjusted EBITDA loss of ($18.0) million was driven primarily by higher restructuring and related expenses of ($15.5) million, higher impairment losses on trade receivables of ($11.3) million, and by an increase in gross margin loss of ($0.2) million. These declines were partially offset by lower Cash Operating Costs of $3.4 million, and lower equity in loss of investment in joint venture and associates of $5.2 million attributed to the operations of Weichai Ballard JV.
Restructuring and related expenses in 2024 of $17.0 million (included in Adjusted EBITDA loss) relate primarily to a global corporate restructuring initiated in September 2024 consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expenses include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of any expected recoveries.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Net loss from Continuing Operations	$ (323,530)	$ (144,210)	$ (179,320)	(124%)
Net loss from continuing operations for 2024 was ($323.5) million, or ($1.08) per share, compared to a net loss from continuing operations of ($144.2) million, or ($0.48) per share, in 2023. The ($179.3) million increase in net loss in 2024 was driven primarily by the increase in Adjusted EBITDA loss of ($18.0) million, impairment charges on goodwill of ($40.3) million, increased impairment charges on property, plant and equipment of ($110.1) million, impairment charges on intangible assets of ($0.7) million, lower finance and other income of ($12.1) million, and higher finance expense of ($1.0) million, partially offset by lower stock-based compensation expense of $3.3 million.
Goodwill impairment charges of ($40.3) million in 2024 consist of a write-down of the remaining corporate goodwill balance to $nil as a result of the decline in the Company’s market capitalization. Property, plant and equipment impairment charges of ($111.0) million in 2024 consist of a net impairment allowance against consolidated assets of ($95.1) million to impair these operating assets to their estimated residual value, and a write-down of certain specific assets of ($15.9) million located in Canada, Denmark and China primarily as a result of the global corporate restructuring initiative initiated in September 2024.
The ($12.1) million decrease in finance and other income in 2024, as compared to 2023, was due to lower investment income of ($6.5) million, higher negative mark to market and foreign exchange impacts of ($1.9) million on our long-term investments including Forsee Power, Wisdom, Quantron, HyCap, Clean H2 and Templewater, and by higher foreign exchange losses on net monetary assets of ($4.0) million.
In addition, operating margins, and costs in 2024 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2023. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (1.5%), or (140) basis points, lower in 2024 as compared to 2023, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.
Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Revenues	$—	$934	$(934)	(100%)
Cost of goods sold	—	607	(607)	(100%)
Gross margin	—	327	(327)	(100%)
Operating expenses	(720)	(7,913)	7,193	91%
Finance and other (income) loss	5	337	(332)	(99%)
Impairment charges on intangible assets	—	(2,266)	2,266	100%
Impairment charges on goodwill	—	(23,991)	23,991	100%
Net loss from discontinued operations	$(715)	$(33,506)	$32,791	98%
Net loss from discontinued operations for 2024 was ($0.7) million, or ($nil) per share, compared to ($33.5) million, or ($0.11) per share, in 2023. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.
5.4     Operating Expenses and Other Items – Three Months and Year ended December 31, 2024
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2024	2023	$ Change	% Change
Research and product development expense	$19,909	$24,459	$(4,550)	(19%)
Less: Depreciation and amortization expense	$141	$(1,832)	$1,973	108%
Less: Stock-based compensation expense	$(624)	$(1,290)	$666	52%
Research and Product Development (cash operating cost)	$19,426	$21,337	$(1,911)	(9%)
(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2024	2023	$ Change	% Change
Research and product development expense	$94,494	$98,306	$(3,812)	(4%)
Less: Depreciation and amortization expense	$(5,587)	$(6,538)	$951	15%
Less: Stock-based compensation expense	$(4,317)	$(5,520)	$1,203	22%
Research and Product Development (cash operating cost)	$84,590	$86,248	$(1,658)	(2%)
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.
Research and product development expenses for the three months ended December 31, 2024, were $19.9 million, a decrease of ($4.6) million, or (19%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $19.4 million in the fourth quarter of 2024, a decrease of ($1.9) million, compared to the fourth quarter of 2023.
Research and product development expenses for the year ended December 31, 2024, were $94.5 million, a decrease of ($3.8) million, or (4%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $84.6 million in 2024, a decrease of ($1.7) million, (2%), compared to 2023.
The respective ($1.9) million, or (9%), and ($1.7) million, or (2%), decreases in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2024, as compared to the fourth quarter and fiscal year 2023, was driven primarily by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2024. Expenses in 2024 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.
Depreciation and amortization expense (recovery) included in research and product development expense for the three months and year ended December 31, 2024 was ($0.1) million and $5.6 million, respectively, compared to $1.8 million and $6.5 million, respectively, for the corresponding periods of 2023. Depreciation and amortization expense relate primarily to depreciation expense on our increased investment in research and product development facilities and equipment.
Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2024 was $0.6 million and $4.3 million, respectively, compared to $1.3 million and $5.5 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.
General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$6,275	$5,042	$1,233	24%
Less: Depreciation and amortization expense	$(278)	$(556)	$278	50%
Less: Stock-based compensation expense	$(530)	$(949)	$419	44%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(852)	$696	$(1,548)	(222%)
General and Administrative (cash operating cost)	$4,615	$4,233	$382	9%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2024	2023	$ Change	% Change
General and administrative expense	$23,516	$23,874	$(358)	(1)%
Less: Depreciation and amortization expense	$(1,441)	$(1,997)	$556	28%
Less: Stock-based compensation expense	$(2,363)	$(3,660)	$1,297	35%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(1,095)	$1,296	$(2,391)	(184%)
General and Administrative (cash operating cost)	$18,617	$19,513	$(896)	(5%)
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.
General and administrative expenses for the three months ended December 31, 2024, were $6.3 million, an increase of $1.2 million, or 24%, compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.6 million in the fourth quarter of 2024, an increase of $0.4 million, or 9%, compared to the fourth quarter of 2023.
General and administrative expenses for the year ended December 31, 2024, were $23.5 million, a decrease of ($0.4) million, or (1%), compared to the corresponding period of 2023. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $18.6 million in 2024, a decrease of ($0.9) million, or (5%), compared to 2023.
The $0.4 million, or 9%, increase in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter of 2024, as compared to the fourth quarter of 2023, was due primarily to higher audit and related costs combined with the impact of inflationary wage pressures, partially offset by the initial impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce.
The ($0.9) million, or (5%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in 2024, as compared to 2023, was due primarily to lower consulting and contractor services, recruiting, and insurance costs, partially offset by the impact of inflationary wage pressures.
Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2024 was $0.3 million and $1.4 million, respectively, compared to $0.6 million and $2.0 million, respectively, for the corresponding periods of 2023. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.
Stock-based compensation expense included in general and administrative expense (recovery) for the three months and year ended December 31, 2024 $0.5 million and $2.4 million, respectively, compared to $0.9 million and $3.7 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.
The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2024, was $0.9 million and $1.1 million, respectively, compared to ($0.7) million and ($1.3) million, respectively, for the corresponding periods of 2023. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.
Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2024	2023	$ Change	% Change
Sales and marketing expense	$3,066	$3,716	$(650)	(17%)
Less: Depreciation and amortization expense	$—	$—	$—	-%
Less: Stock-based compensation expense	$86	$(336)	$422	126%
Sales and Marketing (cash operating cost)	$3,152	$3,380	$(228)	(7%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2024	2023	$ Change	% Change
Sales and marketing expense	$13,502	$15,110	$(1,608)	(11%)
Less: Depreciation and amortization expense	$(2)	$(4)	$2	50%
Less: Stock-based compensation expense	$(776)	$(1,540)	$764	50%
Sales and Marketing (cash operating cost)	$12,724	$13,566	$(842)	(6%)
Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.
Sales and marketing expenses for the three months ended December 31, 2024, were $3.1 million, a decrease of ($0.7) million, or (17%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP

Measures and Reconciliations) was $3.2 million in the fourth quarter of 2024, a decrease of ($0.2) million, or (7%), compared to the fourth quarter of 2023.
Sales and marketing expenses for the year ended December 31, 2024 were $13.5 million, a decrease of ($1.6) million, or (11%), compared to the corresponding period of 2023. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $12.7 million in 2024, a decrease of ($0.8) million, or (6%), compared to 2023.
The ($0.2) million, or (7%), and ($0.8) million, or (6%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2024, as compared to the fourth quarter and fiscal year 2023, was due primarily to decreased commercial expenditures primarily in Europe and China, partially offset by the impact of inflationary wage pressures.
Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2024 was ($0.1) million and $0.8 million, respectively, compared to $0.3 million and $1.5 million, respectively, for the corresponding periods of 2023. The decrease in 2024 was due primarily to certain equity awards no longer expected to meet their vesting criteria.
Other operating expenses for the three months and year ended December 31, 2024, was $3.9 million and $29.8 million, respectively, compared to $1.8 million and $3.8 million, respectively, for the corresponding periods of 2023. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change	% Change
Impairment loss on trade receivables	$3,206	$1,436	$1,770	123%
Restructuring and related costs (recovery)	708	322	386	120%
Acquisition related costs	—	(3)	(3)	(100%)
Other expenses (recovery)	$3,914	$1,755	$2,159	123%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Impairment loss on trade receivables	$12,760	$1,498	$11,262	751%
Restructuring and related costs (recovery)	17,046	1,512	15,534	1027%
Acquisition related costs	—	773	(773)	(100%)
Other expenses (recovery)	$29,806	$3,783	$26,023	688%
Impairment loss on trade receivables for the three months and year ended December 31, 2024 were $3.2 million and $12.8 million, respectively, compared to $1.4 million and $1.5 million, respectively, for the corresponding periods of 2023, and consist primarily of receivables from certain customers in China no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Restructuring and related costs (recovery) for the three months and year ended December 31, 2024 were $0.7 million and $17.0 million, respectively, compared to $0.3 million and $1.5 million, respectively, for the corresponding periods of 2023. Restructuring and related expenses relate primarily to a global corporate restructuring initiated in September 2024 consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring expenses include personnel severance costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of any expected recoveries.
Acquisition related costs for 2024 were nominal, compared to $0.8 million for 2023, and consist primarily of legal, advisory, and transaction related costs incurred due to corporate development activities.
Finance income (loss) and other for the three months and year ended December 31, 2024 was ($2.1) million and $18.9 million, respectively, compared to $1.9 million and $31.1 million for the corresponding periods of 2023. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change	% Change
Employee future benefit plan expense	$(9)	$(15)	$6	40%
Investment and other income (loss)	7,643	10,906	(3,263)	(30%)
Mark to Market gain (loss) on financial assets	(7,417)	(10,329)	2,912	28%
Foreign exchange gain (loss)	(2,296)	1,309	(3,605)	(277%)
Government levies	—	—	—	-%
Finance income (loss) and other	$(2,079)	$1,871	$(3,950)	(211%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change	% Change
Employee future benefit plan expense	$(20)	$(109)	$89	82%
Investment and other income (loss)	36,885	43,340	(6,455)	(15%)
Mark to Market gain (loss) on financial assets	(14,788)	(12,897)	(1,891)	(15%)
Foreign exchange gain (loss)	(3,144)	821	(3,965)	(483%)
Government levies	—	(100)	100	100%
Finance income (loss) and other	$18,933	$31,055	$(12,122)	(39%)
Employee future benefit plan expense for the three months and year ended December 31, 2024 and 2023 were nominal and consist primarily of interest cost on plan obligations over the expected return on plan assets on a curtailed and now terminated defined benefit pension plan for certain former United States employees.
Investment and other income for the three months and year ended December 31, 2024 were $7.6 million and $36.9 million, respectively, compared to $10.9 million and $43.3 million, respectively, for the corresponding periods of 2023. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our overall average monthly cash balances and the overall change in the underlying market rates during 2024 and 2023.

Mark to market gain (loss) on financial assets for the three months and year ended December 31, 2024 were ($7.4) million and ($14.8) million, respectively, compared to ($10.3) million and ($12.9) million, respectively, for the corresponding periods of 2023. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, Templewater, HyCap and Clean H2. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.
Foreign exchange gains (losses) for the three months and year ended December 31, 2024 were ($2.3) million and ($3.1) million, respectively, compared to $1.3 million and $0.8 million, respectively, for the corresponding periods of 2023. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).
Government levies for the year ended December 31, 2024 were nominal, compared to ($0.1) million for the corresponding period of 2023. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.
Finance expense for the three months and year ended December 31, 2024 was ($0.5) million and ($2.1) million, respectively, compared to ($0.3) million and ($1.1) million, respectively, for the corresponding periods of 2023. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2024 was ($2.5) million and ($4.9) million, respectively, compared to ($4.3) million and ($10.1) million, respectively, for the corresponding periods of 2023. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.
The loss of investment in joint venture and associates in the operations of Weichai Ballard JV includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard’s next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
Impairment charges on property, plant and equipment for the three months and year ended December 31, 2024 was ($4.3) million and ($111.0) million, respectively, compared to ($1.0) million and ($1.0) million, respectively, for the corresponding periods of 2023. Impairment charges in 2024 of ($111.0)

million consist of a net impairment allowance against consolidated assets of ($93.5) million to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($17.5) million located in Canada, Denmark and China primarily as a result of the global corporate restructuring initiative initiated in September 2024. Impairment charges in 2023 of ($1.0) million consists primarily of a write-down of assets in China.
Impairment charges on intangible assets for the three months and year ended December 31, 2024 was ($0.7) million in each of the periods and consists of a write-down of certain information technology assets located in Denmark primarily as a result of the global corporate restructuring initiative initiated in September 2024.
Impairment charges on goodwill for the year ended December 31, 2024 was ($40.3) million and consists of a write-down of the corporate goodwill balance to nil as a result of the decline in the Company’s market capitalization during 2024.
5.5     Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Revenues	$24,520	$14,756	$16,003	$14,452
Net loss from continuing operations	$(46,471)	$(204,531)	$(31,463)	$(41,066)
Net loss from continuing operations per share, basic and diluted	$(0.16)	$(0.68)	$(0.11)	$(0.14)
Weighted average common shares outstanding	299,425	299,412	299,392	299,011

	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023
Revenues	$46,751	$27,060	$15,314	$13,243
Net loss from continuing operations	$(48,889)	$(34,721)	$(28,213)	$(32,388)
Net loss from continuing operations per share, basic and diluted	$(0.16)	$(0.12)	$(0.09)	$(0.11)
Weighted average common shares outstanding	298,826	298,705	298,679	298,429
Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenses: Operating expenses were negatively impacted in the third quarter of 2024 by restructuring and related charges of ($16.1) million and negatively impacted by impairment losses on trade receivables of ($7.9) million. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.
•Net loss from continuing operations: Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the fourth quarter of 2024 was negatively impacted by impairment charges on property, plant and equipment and intangible assets of ($5.0) million. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million and negatively impacted by impairment charges on property, plant and equipment of ($106.8) million. Net loss in the fourth quarter of 2024, third quarter of 2024, the second quarter of 2024, the first quarter of 2024, the fourth quarter of 2023, the third quarter of 2023, the second quarter of 2023, and the first quarter of 2023, was also impacted by mark to market gains (losses) on financial assets of ($7.4) million, ($2.7) million, $1.7 million, ($6.3) million, ($10.3) million, ($2.5) million, $0.3 million, and ($0.5) million, respectively, related primarily to our investments in Forsee Power, Wisdom, Quantron, HyCap, Clean H2 and Templewater.
6.CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $603.9 million as of December 31, 2024, compared to $751.1 million as of December 31, 2023. The ($147.2) million decrease in cash and cash equivalents in 2024 was driven primarily by net cash operating losses (excluding non-cash items) of ($113.4) million, purchases of property, plant and equipment and intangible assets of ($27.6) million, long-term financial investments of ($12.0) million consisting of new investments in HyCap, Clean H2 and Templewater, and by finance lease repayments of ($3.3) million. These cash outflows in 2024 were partially offset by net working capital inflows of $5.3 million, proceeds on disposition of certain small stationary assets in Denmark of $3.2 million, and net proceeds on the settlement of a now terminated defined benefit pension plan for certain former United States employees of $1.5 million.
6.2     Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2024	2023	$ Change
Cash Operating Loss	$(23,938)	$(17,485)	$(6,453)
Change in Working Capital:
Trade and other receivables	(4,684)	(16,271)	11,587
Inventory	6,514	14,986	(8,472)
Prepaid expenses and other current assets	2,976	3,522	(546)
Trade and other payables	(6,916)	(954)	(5,962)
Deferred revenue	2,289	(4,030)	6,319
Warranty provision	(645)	1,893	(2,538)
	(466)	(854)	388
Cash Used by Operating Activities	$(24,404)	$(18,339)	$(6,065)
For the three months ended December 31, 2024, cash used by operating activities was ($24.4) million, compared to ($18.3) million for the three months ended December 31, 2023. The ($6.1) million increase in cash used by operating activities in the fourth quarter of 2024, as compared to the fourth quarter of

2023, was driven by the relative increase in cash operating losses of ($6.5) million, partially offset by the relative decrease in working capital requirements of $0.4 million.
The relative ($6.5) million increase in cash operating losses in the fourth quarter of 2024 was driven by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($14.6) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates. These items were partially offset by the decrease in Adjusted EBITDA loss of $8.1 million.
The total change in working capital of ($0.5) million in the fourth quarter of 2024 was driven by lower accounts payable and accrued liabilities of ($6.9) million primarily as a result of the timing of restructuring payments, supplier payments and annual compensation awards, and by higher accounts and contract receivables of ($4.7) million primarily due to the timing of revenues and the related customer collections. These fourth quarter of 2024 (outflows) were partially offset by lower inventory of $6.5 million primarily as a result of fourth quarter shipments, by lower prepaid expenses of $3.0 million primarily due to the timing of annual insurance renewals, and by higher deferred revenue of $2.3 million as we collected pre-payments on certain product and service contracts in advance of work performed.
The total change in working capital of ($0.7) million in the fourth quarter of 2023 was driven by lower inventory of $15.0 million due primarily to higher product shipments in the period, lower prepaid expenses of $3.5 million primarily due to the timing of annual insurance renewals, and by higher warranty provisions of $1.9 million. These fourth quarter of 2023 inflows were partially offset by higher accounts and contract receivables of ($16.3) million primarily due to the timing of revenues and the related customer collections, and lower deferred revenue of ($4.0) million as pre-payments on certain product and service contracts were recognized.

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2024	2023	$ Change
Cash Operating Loss	$(113,335)	$(87,484)	$(25,851)
Change in Working Capital:
Trade and other receivables	13,349	(12,913)	26,262
Inventory	(16,946)	(898)	(16,048)
Prepaid expenses and other current assets	2,689	76	2,613
Trade and other payables	1,204	(3,580)	4,785
Deferred revenue	7,044	(3,442)	10,486
Warranty provision	(2,104)	3,671	(5,775)
	5,236	(17,086)	22,323
Cash Used by Operating Activities	$(108,099)	$(104,570)	$(3,528)
For the year ended December 31, 2024, cash used by operating activities was ($108.1) million compared to ($104.6) million for 2023. The ($3.5) million increase in cash used by operating activities in 2024, as compared to 2023, was driven by the relative increase in cash operating losses of ($25.9) million, partially offset by the relative decrease in working capital requirements of $22.3 million.
The relative ($25.9) million increase in cash operating losses in 2024 was driven by the increase in Adjusted EBITDA loss of ($18.0) million, and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($7.9) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.
The total change in working capital of $5.2 million 2024 was driven by lower accounts and contract receivables of $13.3 million primarily due to the timing of revenues and the related customer collections, by higher deferred revenue of $7.0 million as we collected pre-payments on certain product and service contracts in advance of work performed, and by lower prepaid expenses of $2.7 million. These 2024 inflows were partially offset by higher inventory of ($16.9) million primarily to support expected product shipments in 2025, and by lower warranty provisions of ($2.1) million.
The total change in working capital of ($17.1) million in 2023 was driven by higher accounts and contract receivables of ($12.9) million primarily due to the timing of revenues and the related customer collections, lower accounts payable and accrued liabilities of ($3.6) million primarily as a result of the timing of supplier payments and annual compensation awards, lower deferred revenue of ($3.4) million as pre-payments on certain product and service contracts were recognized, and higher inventory of ($0.9) million. These 2023 outflows were partially offset by higher warranty provisions of $3.7 million.

6.3     Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($6.1) million and ($36.5) million, respectively, for the three months and year ended December 31, 2024, compared to net cash outflows of ($10.8) million and ($54.3) million, respectively, for the corresponding periods of 2023.
Investing activities in the fourth quarter of 2024 of ($6.1) million consist of capital expenditures of ($5.9) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap and Clean H2 hydrogen infrastructure and growth equity funds of ($3.3) million, partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.
Investing activities in the fourth quarter of 2023 of ($10.8) million consist of capital expenditures of ($7.4) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in the HyCap and Clean H2 of ($3.5) million.
Investing activities in 2024 of ($36.5) million consist of capital expenditures of ($27.6) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in HyCap, Clean H2, and Templewater of ($12.0) million, partially offset by proceeds on disposition of certain small stationary assets in Denmark of $3.2 million.
Investing activities in 2023 of ($54.3) million consist of capital expenditures of ($41.4) million incurred primarily for production and test equipment and certain intangible assets, additional long-term investments in Quantron, HyCap, and Clean H2 of ($11.9) million, and subsequent milestone attainment cash acquisition investment in Ballard Motive Solutions of ($2.0) million. These 2023 cash outflows were partially offset by a recovery of contributions in our long-term investment in Wisdom of $1.0 million.

6.4     Cash Provided by (Used by) Financing Activities
Financing activities resulted in net cash inflows (outflows) of $0.8 million and ($1.5) million, respectively, for the three months and year ended December 31, 2024, compared to net cash outflows of ($1.1) million and ($3.7) million, respectively, for the corresponding periods of 2023.
Financing activities in the fourth quarter of 2024 of $0.8 million consist of a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, partially offset by finance lease payments of ($0.7) million.
Financing activities in the fourth quarter of 2023 of ($1.1) million consist of finance lease payments of ($1.2) million, partially offset by proceeds from the exercise of share purchase options of $0.1 million.
Financing activities in 2024 of ($1.5) million consist of a recovery on settlement and termination of the defined benefit pension plan for certain former United States employees of $1.5 million, proceeds from the exercise of share purchase options of $0.3 million, partially offset by finance lease payments of ($3.3) million.
Financing activities in 2023 of ($3.7) million consist of finance lease payments of ($4.0) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million.
6.5     Liquidity and Capital Resources
As of December 31, 2024, we had total liquidity of $606.1 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $606.1 million, as we have no bank debt.
We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on our behalf from time to time up to a maximum of $2.0 million. The LG Facility also enables us to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As of December 31, 2024, letters of credit of euro 1.0 million and foreign exchange currency contracts to purchase a total of Canadian $17.5 million were outstanding under the LG Facility.
Subsequent to December 31, 2024, we entered into a new Loan Agreement (the “Loan Agreement”) enabling our bank to issue commercial credit cards, standby letters of credit, or similar credits on our behalf from time to time up to a maximum of approximately Canadian $13 million.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.
We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on May 9, 2023. The Base Shelf Prospectus, which is effective for 25-months ending in June 2025, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.
7.OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of December 31, 2024, we had outstanding foreign exchange currency contracts to purchase a total of

Canadian $17.5 million at an average rate of 1.3591 Canadian per U.S. dollar, resulting in an unrealized loss of Canadian ($1.0) million as of December 31, 2024. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.
As of December 31, 2024, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.
As of December 31, 2024, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$ 33,213	$ 4,707	$ 9,468	$ 5,325	$ 13,713
Hydrogen supply agreement	9,441	-	3,056	6,385	-
Asset retirement obligations	2,718	-	-	-	2,718
Long-term investment (HyCap)	11,584	11,584	-	-	-
Long-term investment (Clean H2)	21,127	6,233	14,894	-	-
Long-term investment (Templewater)	473	473	-	-	-
Total contractual obligations	$ 78,556	$ 22,997	$ 27,418	$ 11,710	$ 16,431
Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £15.8 million invested as of December 31, 2024) into HyCap.
Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €9.7 million invested as of December 31, 2024) into Clean H2.
Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.5 million invested as of December 31, 2024) in Templewater.
In addition, we have outstanding commitments of $14.5 million as of December 31, 2024, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.
In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the years ended December 31, 2024 and 2023.

As of December 31, 2024, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.
We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of December 31, 2024, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months and year ended December 31, 2024 and 2023, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months ended December 31,
Transactions with related parties	2024	2023
Revenues	$64	$4,655
Cost of goods sold and operating expense	$44	$583

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Transactions with related parties	2024	2023
Revenues	$2,480	$8,099
Cost of goods sold and operating expense	$1,819	$1,996

(Expressed in thousands of U.S. dollars)	As at Dec 31,	As at Dec 31,
Balances with related parties	2024	2023
Accounts receivable	$3,447	$13,697
Investments	$8,238	$13,901
Deferred revenue	$(1,831)	$(1,904)
We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 28 to our annual consolidated financial statements for the year ended December 31, 2024.

7.3     Outstanding Share and Equity Information

As of March 12, 2025
Common share outstanding	299,660,325
Options outstanding	3,616,418
DSUs outstanding	989,668
RSUs / PSUs outstanding (subject to vesting and performance criteria)	4,113,575
8.USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings
During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):
•On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).
•On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.
•On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.
The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.
The following tables sets out a comparison of the Company’s disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to December 31, 2024. As of December 31, 2024, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$94,110	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$34,996	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	$15,524	N/A	N/A
Total expended to December 31, 2024	$144,630

2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$37,219	N/A	N/A
General and Administration (cash Operating cost) expenditures	$69,510	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$41,094	N/A	N/A
Restructuring and related expenditures	$25,445	N/A	N/A
Working capital requirements	$24,712	N/A	N/A
Lease liability principal repayments	$11,395	N/A	N/A
Total expended to December 31, 2024	$209,375
9.ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).
Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2024. Effective January 1, 2025, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.3     Key Sources of Estimation Uncertainty
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.
REVENUE RECOGNITION
Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.
Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.
On standard product sales contracts, revenues are recognized when customers obtain control of the product, which is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Revenue recognition for standard product sales contracts does not usually involve significant estimates.
On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.
On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.
On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e., contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.
•The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
•The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.
During the three months and year ended December 31, 2024, and 2023, there were no significant adjustments to revenues relating to revenue recognized in a prior period.
ASSET IMPAIRMENT
The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset’s recoverable amount is estimated. For assets that have indefinite useful lives including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.
As a result of indicators of potential impairment including a decline in the Company’s market capitalization in 2024, the initiation of a global corporate restructuring in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, we updated our goodwill and non-financial asset impairment tests as of September 30, 2024 and again as of December 31, 2024.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash-generating unit are not impaired below their residual fair market value.
An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
As a result of the impairment tests performed at September 30, 2024 and December 31, 2024 and our assessment of current events and circumstances, we recognized goodwill impairment charges of ($40.3) million in the three months ended September 30, 2024 to write-down goodwill to nil. In addition, we recognized impairment charges on property, plant and equipment of ($106.8) million in the three months ended September 30, 2024, consisting of a fair value impairment allowance of ($105.0) million against consolidated capital assets to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($1.8) million located primarily in Denmark and China that were discontinued pursuant to the global corporate restructuring.
During the three months ended December 31, 2024, we recognized adjustments to the net ($105.0) million fair value impairment allowance on property, plant and equipment at September 30, 2024 consisting of (i) additions to the allowance for capital additions in the period of ($4.6) million as the Company’s market capitalization remained depressed; (ii) deductions to the allowance for specifically identified capital assets totaling $14.5 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $1.6 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value. As of December 31, 2024, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($93.5) million. In the event that the Company’s market capitalization recovers in the future, this impairment allowance may be reversed in part or in full.
During the three months and year ended December 31, 2024, we also recognized impairment charges on intangible assets of ($0.7) million relating to certain information technology assets located in Denmark.
During the year ended December 31, 2023, impairment charges on goodwill of ($24.0) million and impairment charges on intangible assets of ($2.3) million were recognized in net loss from discontinued operations consisting of the write-down of acquired goodwill and technology intangible assets to their estimated fair value as a result of the restructuring and effective closure of operations of Ballard Motive Solutions in the U.K.

WARRANTY PROVISION
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.
In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2024, we recorded provisions to accrued warranty liabilities of $2.3 million and $6.3 million, respectively, for new product sales, compared to $2.5 million and $6.0 million, respectively, for the three months and year ended December 31, 2023.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2024, were adjusted downwards (upwards) by $2.1 million and $4.0 million, respectively, compared to adjustments of $0.3 million and ($0.3) million, respectively, for the three months and year ended December 31, 2023.
INVENTORY AND ONEROUS CONTRACT PROVISIONS
In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, we recognize any impairment loss on the assets (including through an inventory provision) associated with that contract.
During the three months and year ended December 31, 2024, negative inventory impairment and onerous contract provision adjustments of ($1.3) million and ($5.7) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($10.7) million and ($15.0) million, respectively, in the three months and year ended December 31, 2023.
FAIR VALUE MEASUREMENT (INCLUDING LONG-TERM FINANCIAL INVESTMENTS)
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk. A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.
The best evidence of the fair value of a financial instrument (including investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.
During the three months and year ended December 31, 2024, we recognized mark to market gain (loss) on financial assets of ($7.4) million and ($14.8) million, respectively, compared to ($10.3) million and ($12.9) million, respectively, for the three months and year ended December 31, 2023. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, Templewater, HyCap and Clean H2.
9.4     Recently Adopted Accounting Policy Changes
Effective January 1, 2024, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.5 Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.
Presentation and Disclosure in Financial Statements (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.
10.SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.
10.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.
We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three months and year ended December 31, 2024 and 2023:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$33,164	$34,972	$(1,808)
Stock-based compensation expense	(1,068)	(2,575)	1,507
Impairment recovery (losses) on trade receivables	(3,206)	(1,436)	(1,770)
Acquisition related costs	—	3	(3)
Restructuring and related (costs) recovery	(708)	(322)	(386)
Impact of unrealized gains (losses) on foreign exchange contracts	(852)	696	(1,548)
Depreciation and amortization	(137)	(2,388)	2,251
Cash Operating Costs	$27,193	$28,950	$(1,757)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$161,318	$141,073	$20,245
Stock-based compensation expense	(7,456)	(10,720)	3,264
Impairment recovery (losses) on trade receivables	(12,760)	(1,498)	(11,262)
Acquisition related costs	—	(773)	773
Restructuring and related (costs) recovery	(17,046)	(1,512)	(15,534)
Impact of unrealized gains (losses) on foreign exchange contracts	(1,095)	1,296	(2,391)
Depreciation and amortization	(7,030)	(8,539)	1,509
Cash Operating Costs	$115,931	$119,327	$(3,396)
The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months and year ended December 31, 2024 and 2023 is included in Section 5.4 Operating Expenses and Other Items.
A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Stock-based compensation expense	2024	2023	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	624	1,290	(666)
General and administrative expense (recovery)	530	949	(419)
Sales and marketing expense (recovery)	(86)	336	(422)
Stock-based compensation expense	$1,068	$2,575	$(1,507)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Stock-based compensation expense	2024	2023	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	4,317	5,520	(1,203)
General and administrative expense	2,363	3,660	(1,297)
Sales and marketing expense (recovery)	776	1,540	(764)
Stock-based compensation expense	$7,456	$10,720	$(3,264)
A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2024 and 2023 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Depreciation and amortization expense	2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$858	$1,136	$(278)
Research and product development expense	(141)	1,832	(1,973)
General and administrative expense	278	556	(278)
Sales and marketing expense	—	—	—
Depreciation and amortization expense	$995	$3,524	$(2,529)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Depreciation and amortization expense	2024	2023	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$4,527	$4,211	$316
Research and product development expense	5,587	6,538	(951)
General and administrative expense	1,441	1,997	(556)
Sales and marketing expense	2	4	(2)
Depreciation and amortization expense	$11,557	$12,750	$(1,193)
10.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2024 and 2023:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$(46,471)	$(48,889)	$2,418
Depreciation and amortization	995	3,524	(2,529)
Finance expense	539	270	269
Income taxes (recovery)	18	40	(22)
EBITDA	$(44,919)	$(45,055)	$136
Stock-based compensation expense	1,068	2,575	(1,507)
Acquisition related costs	—	(3)	3
Finance and other (income) loss	2,079	(1,871)	3,950
Impairment charge on property, plant and equipment	4,258	967	3,291
Impairment charge on intangible assets	658	—	658
Impact of unrealized (gains) losses on foreign exchange contracts	852	(696)	1,548
Adjusted EBITDA	$(36,004)	$(44,083)	$8,079

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$(323,530)	$(144,210)	$(179,320)
Depreciation and amortization	11,557	12,750	(1,193)
Finance expense	2,146	1,105	1,041
Income taxes (recovery)	121	158	(37)
EBITDA	$(309,706)	$(130,197)	$(179,509)
Stock-based compensation expense	7,456	10,720	(3,264)
Acquisition related costs	—	773	(773)
Finance and other (income) loss	(18,933)	(31,055)	12,122
Impairment charge on goodwill	40,277	—	40,277
Impairment charge on property, plant and equipment	111,020	967	110,053
Impairment charge on intangible assets	658	—	658
Impact of unrealized (gains) losses on foreign exchange contracts	1,095	(1,296)	2,391
Adjusted EBITDA	$(168,133)	$(150,088)	$(18,045)